18007455

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 11 2018
Washington DC
415

SEC FILE NUMBER
8-69095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DEFILIPPO CAPITALE PARTNERS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Desert Inn Road
(No. and Street)

Las Vegas	Nevada	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, Jack Lubitz ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of deFilippo Capitale Partners, LLC ______, as of December 31 ______, 2017 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

CFO

Title

Notary Public

NEHA SINGH
Notary Public, State of New York
Registration #01SI6263827
Qualified In Queens County
Commission Expires 6/11/2020

APRIL 4, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeFilippo Capitale Partners, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2017

DEFILIPPO CAPITALE PARTNERS, LLC

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DeFilippo Capitale Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DeFilippo Capitale Partners, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of DeFilippo Capitale Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DeFilippo Capitale Partners, LLC's management. Our responsibility is to express an opinion on DeFilippo Capitale Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DeFilippo Capitale Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III-Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of DeFilippo Capitale Partners, LLC's financial statements. The supplemental information is the responsibility of DeFilippo Capitale Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III-Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants
Weintraub & Associates LLP.

We have served as DPeFilippo Capitale Partners, LLC's auditor since 2013.

White Plains, New York

April 4, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

DeFilippo Capitale Partners, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash	$ 1,938,679	
Prepaid Expenses	41,201	
Funiture & Fixtures (Less Accumulated Depreciation)	12,290	
Investment Banking Fees Receivable	89,443	
Total Assets		$ 2,081,613
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 11,838	
Due To Affiliate	22,111	
Total Liabilities		$ 33,949
Member's Equity		2,047,664
Total Liabilities and Member's Equity		$ 2,081,613

The accompanying notes are an integral part of these financial statements.

DeFilippo Capitale Partners, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
	$ --	
	-	
Investment Banking Fees	10,176,919	
Consulting Fees	180,000	
Interest	2,081	
Total Revenues		$ 10,359,000
Expenses		
Compensation & benefits	825,246	
Travel & Entertainment	388,086	
Professional Fees	53,000	
Regulatory & License	26,727	
Education	13,213	
Depreciation	4,366	
Other	22,133	
Total Expenses		1,332,771
Income (Loss) before Income Taxes		9,026,229
Provision for Income Taxes		--
Net Income (Loss)		$ 9,026,229

The accompanying notes are an integral part of these financial statements.

DeFilippo Capitale Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance - December 31, 2016	$ 2,421,435
Distributions to Parent	(9,400,000)
Contributions from Parent	--
Net income (loss)	9,026,229
Balance - December 31, 2017	$ 2,047,664

The accompanying notes are an integral part of these financial statements.

DeFilippo Capitale Partners, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities		
Net income (loss)		$ 9,026,229
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation Expense	4,366	
Changes in operating assets and liabilities:		
Prepaid Expenses	(250,385)	
Deposit	4,746	
Investment Banking Fees Receivable	(89,443)	
Accounts payable and accrued expenses	(208,942)	
Total Adjustments		(539,658)
Net Cash Provided by in Operating Activities		8,486,571
Cash Used by Financing Activities		
Distributions/Contributions - Parent		(9,400,000)
Net Decrease in Cash		(913,429)
Cash - December 31, 2016		2,852,108
Cash - December 31, 2017		$ 1,938,679

The accompanying notes are an integral part of these financial statements.

Note (1) - Nature of Business:

DeFilippo Capitale Partners, LLC (the "Company") is a Nevada S Corporation and a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). SEC approval for the Company to operate as a broker-dealer was effective as of March 22, 2013. The Company engages in investment banking services limited to private placements of debt and equity instruments.

Note (2) –Summary of Significant Accounting Policies:

Revenue Recognition:

INVESTMENT BANKING REVENUE:

Investment banking revenue includes private placement agency fees earned through the Company's participation in private placements of equity and convertible debt securities. The Company recognizes fee income upon the successful completion of investment banking agreements

ADVISORY & CONSULTING REVENUES:

The Company provides financial consulting services to its clients in connection with proposed business capital raises, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

In addition, other nominal amounts, which do not conform to the types described above, are also recorded as other revenues.

CASH & CASH EQUIVALENTS::

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

Note (2) –Summary of Significant Accounting Policies (Continued)

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

INCOME TAXES:

The Company files income tax returns on the accrual basis as an "S" Corporation for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual shareholders. Accordingly, no provision is made for income taxes in the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2015 and 2016.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

FURNITURE & FIXTURES

Furniture & Fixtures is reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of five and seven years.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 4, 2018, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

NOTE (3) - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2017, the Company had one customer, that represented approximately 100% of total revenues.

The Company maintains checking accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE (4) - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

NOTE (5) – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,904,730,

Note (5) —Net Capital Requirements (Continued)

which exceeded required net capital by $1,899,730 and a total aggregate indebtedness of $33,949.

The Company's aggregate indebtedness to net capital ratio was 0.018 to 1 at December 31, 2017.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

DeFilippo Capitale Partners, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Net Capital		
Total member's equity		$ 2,047,664
Add Back deferred tax liability		-
Add Back deferred tax liability		$ 2,047,664
Deductions and Charges		
Non-allowable assets:		
Furniture & Fixtures	12,290	
Investment Banking Fees Receivable	89,443	
Other Assets	-	
Prepaid Expenses	41,201	
Total Deductions and Charges		142,934
Net Capital Before Haircuts on Security Position		1,904,730
Haircuts on Security		
Marketable security		--
Net Capital		$ 1,904,730
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses	$ 11,838	
Deferred Liabilities	22,111	
Total Aggregate Indebtedness		$ 33,949
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 2,263
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 1,899,730
Excess Net Capital at 1000% (Net Capital - 120% of MNC.)		$ 1,898,730
Ratio of A.I. to Net Capital		0.018

See independent auditors' report.

SCHEDULE I

DeFilippo Capitale Partners, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of of December 31, 2017):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$	1,655,206
Adjustment to non-allowable assets		184,670
Audit adjustments affecting equity		64,854
Net capital per above	$	1,904,730

See independent auditors' report.

DeFilippo Capitale Partners, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

DeFilippo Capitale Partners, LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors report.

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DeFilippo Capitale Partners, LLC

We have reviewed management's statements, included in the accompanying DeFilippo Capitale Partners, LLC Exemption Report (Assertions Report), in which (1) DeFilippo Capitale Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DeFilippo Capitale Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) DeFilippo Capitale Partners, LLC stated that DeFilippo Capitale Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DeFilippo Capitale Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DeFilippo Capitale Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates LLP

White Plains, New York

April 4, 2018

deFilippo Capitale Partners, LLC

deFilippo Capitale Partners, LLC, Exemption Report

deFilippo Capitale Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period January 1, 2017 through December 31, 2017 without exception.

deFilippo Capitale Partners, LLC
I, Jack Lubitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jack Lubitz, Chief Financial Officer

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of DeFilippo Capitale Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by DeFilippo Capitale Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of DeFilippo Capitale Partners, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating DeFilippo Capitale Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DeFilippo Capitale Partners, LLC's management is responsible for DeFilippo Capitale Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
April 4, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DeFilippo Capitale Partners ,LLC
1820 Desert Inn Road
Las Vegas, NV 89169

Finra CRD #164336
SEC # 8-69095

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jack Lubitz 516-994-0743

WORKING COPY

2. A. General Assessment (item 2e from page 2) $15538.50

B. Less payment made with SIPC-6 filed (**exclude interest**) (5416.68)
7/31/17
Date Paid

C. Less prior overpayment applied (9410.16)

D. Assessment balance due or (overpayment) 711.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DeFilippo Capitale Partners ,LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/17

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$10,359,001
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$10,359,001
2e. General Assessment @ .0015 Rate effective 1/1/2017	$15,538.50
	(to page 1, line 2.A.)